Mail Stop 4561
via fax: (315) 331-3547

October 29, 2009

Barry Gilbert
Chairman & CEO
IEC Electronics Corp
105 Norton Street,
Newark, NY 14513

   Re: IEC Electronics Corp
     Item 4.01 Form 8-K
     Filed October 6, 2009
     File No. 001-34376

Dear Mr. Gilbert:

 We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

        Sincerely,

        Melissa Feider
        Staff Accountant